NASDAQ OMX / ICE Superior Proposal
to Acquire NYSE Euronext
Key Investor Considerations
April 26, 2011
Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
NYSE Euronext
(Commission File No. 001-33392)

Disclaimer
Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ
OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on
Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of
NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected.  NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Subject to future developments, additional documents regarding the transaction may be filed with the SEC.  This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ
OMX, ICE and NYSE Euronext would file with the SEC.  Such documents, however, are not currently available.  INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTU
REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME
AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, ICE and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com, in the case of ICE’s filings.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the
U.S. Securities Act of 1933, as amended.
In addition to disclosing results determined in accordance with GAAP, NASDAQ OMX and ICE also disclose certain non-GAAP and pro forma non-GAAP results of operations, including net income, diluted earnings per share, operating expenses, and operating income that make certain adjustments or exclude certain charges and gains that are described in the reconciliation disclosure of GAAP to non-GAAP and pro forma non-GAAP information provided in a relevant footnote in this document.  Management of each company believes that this non-GAAP and pro forma non-GAAP information provides investors with additional information to assess NASDAQ OMX's and ICE’s operating performance by making certain adjustments or excluding costs or gains and assists investors in comparing our operating performance to prior periods.
Management of each company uses this non-GAAP and pro forma non-GAAP information, along with GAAP information, in evaluating its historical operating performance. The non-GAAP information is not prepared in accordance with GAAP and may not be comparable to non-GAAP information used by other companies. The non-GAAP information should not be viewed as a substitute for, or superior to, other data prepared in accordance with GAAP.
NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in
NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.
Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.
Forward-Looking Statements
Important Information About the Proposed Transaction and Where to Find It:
Non-GAAP Information
Participants in the Solicitation:
Website Disclosure
We intend to use each of our websites, www.nasdaqomx.com and www.theice.com as a means for disclosing material non-public information and for complying with SEC Regulation FD and other disclosure obligations. These disclosures will be included on our website under “Investor Relations – Events and Presentations.”

Key Stockholders Issues
A Superior Proposal is available to stockholders, reflecting a 14% premium or $1.4 billion of additional value (as of
4/25/2011)
The actions of the NYSE Euronext Board hide behind Delaware case law, rather than align with the interests of its stockholders
Antitrust risks exist in both transactions, though only NASDAQ OMX and ICE included a reverse break-up fee.  For the NYSE Euronext / Deutsche Börse (DB) transaction, NYSE Euronext stockholders are still required to vote before antitrust approvals or conditions are determined
HSR review of NASDAQ OMX and ICE proposal is underway and NASDAQ has received and is responding to a
Second Request for information in connection with NASDAQ OMX’s filing
The Deutsche Börse agreement allows for discussions and due diligence to occur in the event NYSE Euronext receives a proposal that may possibly be determined to be superior, yet NYSE Euronext refuses to engage with
NASDAQ OMX / ICE
The strategy for the lower-value combination with Deutsche Börse has not been articulated or differentiated from the current strategy, which has underperformed – 3-year EPS CAGR of (8)% for NYSE Euronext and (6)% for Deutsche
Börse
(1)
The strategy of the NASDAQ OMX/ICE proposal is to create two strong pure play exchanges which will be operated by management teams who have consistently delivered industry leading results – 3-year EPS CAGR of +10% for
NASDAQ OMX and +17% for ICE
(1)
NASDAQ OMX and ICE stand ready to meet with the NYSE Euronext Board to discuss the proposal and begin due diligence in an expedient manner with appropriate safeguards to protect competitively sensitive information, and work toward a superior  outcome for NYSE Euronext stockholders
Our proposal offers substantially greater short and long-term value. Meeting to discuss our superior proposal presents no downside risk and only upside for stockholders
(1) For FY2007 to FY2010.

Ags & Other
6%
Energy Futures
13%
Equity
Derivatives
21%
Interest Rates
38%
OTC Energy
22%

Ags & Other
1%
Interest Rates
42%
Equities/
Equity Options
57%

NASDAQ OMX / ICE Proposal vs. Deutsche Börse Proposal
Comparison of Key Financial Metrics
NASDAQ OMX / ICE
NASDAQ OMX / ICE
Deutsche Börse / NYSE Euronext
Deutsche Börse / NYSE Euronext
FINANCIAL PERFORMANCE
PRICE PERFORMANCE
(4/25/11)
TRANSACTION
PREMIUM (4/25/11)
TRANSACTION SYNERGIES
$740mm $533mm (recently revised to $728mm)
DB Offer (%):
DB Offer ($):
Unaffected NYX Price (2/8/11):
14%
$5.14 / Share
28% Unaffected NYX Price (2/8/11): 13%
ICE NASDAQ DB NYSE
’07A – ’10A CAGR:
Revenue
EPS
26%
17%
23%
10%
(1)%
(6)%
(2)%
(8)%
’07A – ’10A CAGR:
Revenue
EPS
ICE NASDAQ DB NYSE
CAGR Since IPO (1)
Mkt Cap Growth Since 1/1/07
33%
43%
20%
39%
12%
(25)%
(12)%
(43)%
CAGR Since IPO (1)
Mkt Cap Growth Since 1/1/07
RECENT ACQUISITION
IMPAIRMENT CHARGES
ICE NASDAQ DB NYSE
– – $1.2bn $1.6bn 2008 – 2010: 2008 – 2010:
PRO FORMA NYSE
INVESTMENT PROFILE (2)
61%
39%
Derivatives (ICE)
Cash Equities (NDAQ)
Derivatives
Cash Equities & Other
37%
63%
PRO FORMA DERIVATIVES
BUSINESS MIX
(2010 VOLUMES) (3)
BREAKUP FEES
€250mm
$350mm
Breakup Fee
Antitrust Reverse Breakup Fee
Breakup Fee
Antitrust Reverse Breakup Fee
€250mm
–
(1) NASDAQ OMX performance based on 2/11/05 offering price of $9.00; NYSE Euronext performance based on 5/10/06 offering price of $61.50 to unaffected share price of $33.41 as of February 8, 2011.
(2) ICE / NASDAQ OMX  figures based on equity consideration mix.  Deutsche Börse / NYSE Euronext figures based on pro forma business mix using 2010 net revenues.
(3) Excludes ICE OTC CDS volumes and Bclear volumes.

Retain local management and governance
Respond strategically to evolving market dynamics
× Entrench current management teams
Comparison of Strategies
TECHNOLOGY
EXCHANGE
CONSOLIDATION
BRANDING
Focus on markets and businesses that leverage
management’s expertise
Expand geographically into complementary markets
with clear product, distribution and customer benefits
Leverage a single, best-in-class technology platform
across regions and products to drive efficiencies and
lower cost structures
Disciplined approach to acquisitions
Focused on creating shareholder value
Concentrate on integration and delivering synergies to
drive additional value
× Bigger is better
× Support and operate multiple platforms
× Increase scale through acquisitions regardless of
impact on shareholder value
EXCHANGE MODEL
Pure play exchange model
Efficient, low cost operations with superior technology
Rapid product innovation for customers and markets
× Conglomerate approach
× “Supermarket” exchange model
NASDAQ OMX / ICE vs. Deutsche Börse / NYSE Euronext
GLOBAL FOOTPRINT
NASDAQ NYSE EURONEXT
Retain local brand names and market presence
× Unknown
PRODUCT / ASSET
CLASS EXPANSION
Deep, end-to-end coverage within respective markets
Promote innovation in new markets and products such
as OTC and clearing
Focus on diversity of products and lines of business
× Concentrated product offering
MANAGEMENT /
GOVERNANCE
PRO FORMA
DERIVATIVES BUSINESS
MIX (2010 VOLUMES)
Balanced exposure to all derivatives product families
× Focused on interest rates and equity options
NASDAQ OMX / ICE
NASDAQ OMX / ICE
Deutsche Börse / NYSE Euronext
Deutsche Börse / NYSE Euronext

A Strategically Superior Offer
NASDAQ OMX / ICE
NASDAQ OMX / ICE
Deutsche Börse / NYSE Euronext
Deutsche Börse / NYSE Euronext
GLOBAL GROWTH
PROSPECTS
MANAGEMENT TRACK
RECORD
MARKET EFFICIENCIES
Creates two entrepreneurial global exchanges that
will remain highly nimble to better capitalize on
international growth opportunities
Creates a leading global, end-to-end derivatives
franchise with a more diverse product set spanning
energy, commodities, interest rates, credit and foreign
exchange products
Proven ability to successfully integrate businesses
Consistently meet or exceed synergy targets on or
ahead of schedule
Top performers in the industry, delivering double-digit
revenue and earnings growth in the last three years
Facilitates deeper liquidity pools, greater market stability, better price discovery and greater transparency in the U.S.
equity markets
Strengthens European equity markets by creating a new,
truly pan-European equity trading platform
Will maintain a competitive European derivatives market
run on a highly efficient and proven trading platform
× Results in a conglomerate with dual headquarters,
reducing its ability to quickly respond to evolving
market dynamics and business opportunities
× Results in high concentration in European derivatives
with high product concentration in interest rate
products
× Acquisitions have resulted in write downs of over $2.5
billion combined in the last three years
× Proven inability to realize stated synergies in prior
acquisitions
× Underperformed the industry, posting negative
revenue and earnings growth in the last three years
× Onerous governance and management structure
× Continued fragmentation of U.S. equity market
× Increased execution risks
× Will create a derivative behemoth with over 90%
share
FRANCHISE VALUE
Creates two pure play global exchanges run by separate
best-in-class operators in cash equities and derivatives
Greater potential upside given superior growth prospects
and significant realizable combined synergies
Offers  investors cash and over 60% exposure to the
high growth derivatives sector
× Results in a conglomerate of businesses run by
management with failed integration history
× Limited upside given uncertain long-term prospects
and lower probability of synergy realization
× Offers investors no cash and over 60% exposure to
cash equities and other businesses
The NASDAQ OMX/ICE offer is strategically superior to the proposed Deutsche
Börse/NYSE Euronext combination and will unlock greater long-term value for NYSE
Euronext stockholders and all market participants

A Fair and Balanced Merger Agreement
1) Why is March 2012 set as the expiration on the reverse break-up fee? The March 2012 deadline is simply a holdover from the date included in the Deutsche Börse agreement for their own timelines.  If NYSE Euronext is concerned about the date, we can negotiate a different date or find another way to address their concern about the antitrust break-up fee.  We note that despite significant antitrust issues, acknowledged by NYSE Euronext in the Deutsche Börse transaction, there is no reverse break-up fee in that deal.
2) What are the financing conditions? There are no financing conditions. NASDAQ OMX and ICE are required to show up with the funds at closing and – because there is no financing condition – failing to close when all conditions are met is a “willful and material breach” for which
NYSE Euronext would have full recourse.  A reverse break-up fee for failure to obtain financing would have just capped NASDAQ OMX’s and
ICE’s potential exposure.
3) Why include a change in Fiduciary Recommendation? This provision mirrors that included in the Deutsche Börse proposal to which
NYSE Euronext has agreed.  This term is forced by Delaware law.
4) Why include a double Break-Up Fee? This is not an issue for Deutsche Börse – Deutsche Börse has a 5 business day matching right and therefore will never have to pay a double break-up fee if it is prepared to match us.  If any other bidder is interested, it is free to compete.  If a bidder tops the NASDAQ OMX/ICE deal, our consolation prize should not be to receive a single break-up fee that just covers the Deutsche
Börse termination fee and leaves us empty handed on a net basis.
5) Why does NYSE Euronext not have the right to Specific Performance? NYSE Euronext has no right to specific performance in the
Deutsche Börse deal either.  We look forward to discussing this with the NYSE Euronext Board and altering the provision as appropriate.
6) What improvements did you make? In addition to a Superior Offer, we added a $350mm reverse break-up fee and removed the burdensome “force the vote” obligation that NYSE Euronext agreed to with Deutsche Börse.  Furthermore, we only require approval by holders of a majority of the outstanding NASDAQ OMX and ICE shares, unlike the DB / NYSE transaction which is conditioned on approval by the holders of at least 75% of the outstanding DB shares.
Without the benefit of a dialog with the NYSE Euronext Board, NASDAQ OMX and ICE presented a fair and balanced Merger Agreement based largely on the existing Deutsche
Börse agreement.  The companies remain open to discussing and addressing any legitimate concerns NYSE has on execution and negotiating a merger agreement that is acceptable to each of our companies

DB’s Additional Synergies Are Not Credible
NYSE Euronext investors should be highly skeptical that after two years of exploratory merger discussions, including more than six months dedicated to finalizing the transaction, NYSE Euronext has suddenly found a reported €100 million in additional synergies
This increase appears not to be a matter of sharpening a pencil, but an unexplained shift in strategy
The discovery that initial synergies were understated by one-third comes after receiving a Superior Proposal from
NASDAQ OMX and ICE that achieves greater synergies
If there are additional synergies to be found after the merger economics have been agreed, then it has to come at the expense of NYSE Euronext stockholders because there has been no increase in the price they are being offered
NYSE Euronext should describe these newly-found synergies in detail in order to support the credibility of these revised estimates, particularly in light of commitments to retain two technology platforms and two headquarters
Increasingly it appears that NYSE Euronext is more focused on protecting the transaction than its stockholders
NASDAQ OMX and ICE have described in detail our proven and focused long-term strategy from which stockholders would benefit and our companies demonstrated outperformance relative to their proposed strategy of creating a financial supermarket
We look forward to having the same opportunity when the NYSE Euronext Board agrees to due diligence

Key Points for NYX Stakeholders to Consider
What NYSE Euronext Will Tell You
What NYSE Euronext Will Tell You
The Reality
The Reality
NASDAQ / ICE
PROPOSAL FACES
UNACCEPTABLE
ANTITRUST RISKS
NASDAQ OMX / ICE proposal recognizes the global nature of
competition for listings and trading and the dramatic increase in off-exchange trading
A combined NASDAQ OMX / NYSE will create a global listing
franchise that can attract issuers from around the world, create deeper and more liquid markets, improve transparency,
increase market access and connectivity, enhance
effectiveness of regulation and create a better advocate for issuers on regulatory matters
The U.S. listings business is tightly regulated by the SEC
Listing location is independent of where a stock actually trades
HSR review of NASDAQ OMX and ICE proposal is underway
and NASDAQ OMX has received and is responding to a
Second Request for information in connection with NASDAQ
OMX’s filing
The DB proposal will be subject to a lengthy and extensive
regulatory and competition review due to combined Euronext /
Liffe market position in European derivatives and provides no protection for NYSE Euronext stockholders in the event that
DB fails to receive regulatory approval
Unlike the DB proposal, NASDAQ OMX / ICE proposal
includes a $350mm reverse breakup fee in the event of a
failure to obtain required antitrust or competition approval
The NASDAQ OMX / ICE proposal will not survive
review by antitrust regulators
antitrust issues regarding U.S. listings cannot be
overcome
Potential European competition issues with DB proposal
will be easily resolved
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
REVERSE BREAKUP
FEE IS ILLUSORY
The reverse breakup fee is illusory as the fee would
merely offset NYSE Euronext’s termination fee paid to DB
NASDAQ OMX and ICE will pay the termination fee to DB
provided for in the business combination agreement and the
reverse breakup fee of $350mm will be an incremental fee to
NYSE Euronext stakeholders if antitrust and competition
approvals were not obtained

Key Points for NYX Stakeholders to Consider
DB PROPOSAL
DELIVERS GREATER
LONG-TERM
STAKEHOLDER
VALUE
NASDAQ OMX / ICE proposal offers far greater long-term
value from synergy opportunities – $740mm of anticipated
synergies vs. DB proposal of $533mm (revised to $728mm)
NYSE Euronext and DB management have been unable to
realize stated synergies in past acquisitions
NYSE Euronext and DB’s poor integration and execution have
resulted in meaningful value destruction for shareholders with over $2.5bn of write-downs since 2008
NASDAQ OMX / ICE proposal creates two global exchanges
under proven and specialized management teams with strong
track records of achieving synergies and integrating
acquisitions
NASDAQ OMX and ICE have superior track records of
creating stakeholder value – both have delivered double-digit earnings growth over the past 3 years while NYSE Euronext’s
and DB’s businesses have declined
Size and being a “diversified conglomerate” does not ensure
success or an increase in shareholder value
NYSE acquired Euronext for $10bn - the same value DB is
offering for both NYSE and Euronext
Merger-of-equals structure gives stakeholders
exposure to the strongest global exchange group
The DB proposal delivers greater capital efficiency
savings to the market participants
DB and NYSE Euronext have a strong track record of
delivering on synergies and efficiently integrating
acquisitions
NASDAQ OMX / ICE proposal may offer higher short-
term value but will result in significantly lower long-
term value for stakeholders
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
What NYSE Euronext Will Tell You
What NYSE Euronext Will Tell You
The Reality
The Reality
SYNERGIES
EXPECTED IN NYX /
DB COMBINATION
ARE CONSERVATIVE
After “sharpening their pencils”, NYSE and DB found €100
million in additional synergies.  Total synergies could
reach approximately €500mm ($728mm) compared with
$740mm in the NASDAQ OMX/ICE proposal
NYSE and DB have historically failed to achieve targeted
synergy levels and implementation timing
DB failed to integrate the ISE technology platform 3 years
following the transaction
NYSE failed to realize over $100mm in promised synergies in
the Euronext acquisition
NASDAQ OMX and ICE management teams have proven
track records of achieving synergies and integrating
acquisitions
Any additional synergies now discovered represent lost value for NYX stockholders with no change in merger economics

Key Points for NYX Stakeholders to Consider
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
What NYSE Euronext Will Tell You
What NYSE Euronext Will Tell You
The Reality
The Reality
NASDAQ OMX / ICE
PROPOSAL IS
STRATEGICALLY
UNATTRACTIVE AND
LACKING IN
BUSINESS LOGIC
NASDAQ OMX / ICE proposal creates two nimble
entrepreneurial global exchanges run by two best-in-class
operators in cash equities and derivatives that are better
positioned to compete globally and adapt to rapidly changing industry dynamics
NASDAQ OMX / ICE proposal  unlocks greater value and
provides stakeholders with exposure to two leading pure play exchanges and over 60% exposure to the high growth
derivatives sector, while the DB proposal offers exposure to a single exchange that will likely receive a conglomerate
discount
A combined DB / NYSE Euronext will be an inefficient,
bureaucratic “supermarket” exchange model with an
entrenched management team
Combination with DB is consistent with NYSE
Euronext’s long-term strategy
Breaking up NYSE Euronext into its pieces will destroy
value and create an unattractive portfolio of businesses
Globally diversified exchanges are more competitive
and provide superior value for stakeholders
NASDAQ OMX would be highly concentrated in cash
equities which is becoming a low-growth, low-margin
business
NYSE EURONEXT IS
NOT FOR SALE
The proposed DB transaction is not a sale of the NYSE
Euronext but rather a merger-of-equals
The NASDAQ OMX / ICE proposal is a takeover that
undervalues the pieces of the company
The DB / NYSE transaction is a low-premium takeover (only a
10% premium to unaffected share price at announcement)
DB will control the Board and each Board Committee; DB CEO
will be responsible for group strategy and global relationship management; DB President will become Deputy CEO and
President of the combined entity; DB CFO will become CFO of
the combined entity
If NYSE’s different businesses are undervalued as claimed,
then NYSE has grossly mismanaged its businesses and has
failed to pursue a strategy that increases shareholder value

Key Points for NYX Stakeholders to Consider
NASDAQ OMX / ICE
PROPOSAL WILL
RESULT IN
UNACCEPTABLE JOB
LOSSES
The NASDAQ OMX / ICE proposal destroys the
“invaluable human capital” at NYSE Euronext
NASDAQ OMX will close the NYSE floor
The majority of synergies in the NASDAQ OMX / ICE
proposal will be realized through job losses in New
York
NASDAQ OMX is committed to preserving the NYSE floor
Consistent with the cultures at NASDAQ OMX and ICE, as well
as in prior transactions, NYSE Euronext employees will be
evaluated based on a pure meritocracy as this serves the best interests of the combined business and ultimately creates
shareholder value
The majority of synergies will be derived from eliminating
redundant technologies and systems - not employees
DB has stated that job losses will be minimal in Germany
which leaves the U.S. as the primary venue for down-sizing in order to achieve the announced synergy targets
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
What NYSE Euronext Will Tell You
What NYSE Euronext Will Tell You
The Reality
The Reality
U.S. IS NOT AT RISK
OF LOSING ITS
COMPETITIVENESS IN
THE GLOBAL
MARKETS
The U.S. equities market is currently efficient and
successfully competing  on a global basis
Developing global capabilities are more important
than building “an American stronghold”
From 1995 to 2010, listings on U.S. exchanges shrank by 38%
from 8,000 to 5,000 while listings on non-U.S. exchanges grew by 74% from 23,000 to 40,000
Since 2006, only 9 of the 100 largest IPOs listed in the U.S.
A combined NASDAQ OMX / NYSE will strengthen the U.S.
market while increasing its global competitiveness
A combined NASDAQ OMX / NYSE will ensure that the U.S.
remains a relevant financial center and a focus of U.S. capital formation

Key Points for NYX Stakeholders to Consider
NASDAQ OMX DOES
NOT HAVE ENOUGH
COMMITTED
FINANCING IN THE
EVENT OF A
DOWNGRADE
NASDAQ OMX’s post-transaction capital structure will
result in a downgrade of its credit rating which will
trigger the repayment of the assumed NYSE Euronext
debt
NASDAQ OMX will be unable to fund the additional
financing requirement
NASDAQ OMX has received fully committed financing from a
syndicate of banks including Bank of America, Nordea Bank
AB (publ), Skandinaviska Enskilda Banken AB (publ) and UBS
Investment Bank
NASDAQ OMX can obtain the necessary financing in the
event of a downgrade since pro forma leverage levels would
remain unchanged
NASDAQ OMX is committed to a prudent use of leverage to
finance the transaction and is focused on maintaining its
investment grade rating
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
What NYSE Euronext Will Tell You
What NYSE Euronext Will Tell You
The Reality
The Reality
NASDAQ OMX WILL
BE HIGHLY LEVERED
WITH NO STRATEGIC
FLEXIBILITY
The NASDAQ OMX / ICE proposal will burden the
new company with high levels of debt
Levered NASDAQ OMX will be strategically limited
and unable to compete going forward due to high debt
burden
NASDAQ OMX and ICE are committed to a prudent use of
leverage
NASDAQ OMX is focused on maintaining its investment-grade
credit rating and expects to reach its target leverage ratio of
2.5x within 18 months of closing
NASDAQ OMX has a strong track record of achieving
synergies much faster than expected and using excess cash
flow to pay down debt ahead of schedule

Key Points for NYX Stakeholders to Consider
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
What NYSE Euronext Will Tell You
What NYSE Euronext Will Tell You
The Reality
The Reality
NASDAQ OMX / ICE
PROPOSAL IGNORES
TAX LEAKAGE FROM
BREAKUP OF
BUSINESS
NASDAQ OMX / ICE
PROPOSAL WILL NOT
BE TAX-FREE TO
STAKEHOLDERS
The NASDAQ OMX / ICE proposal will result in a
taxable transaction to NYX stakeholders
NASDAQ OMX and ICE expect their proposal can be
structured  as a tax-free transaction to NYSE Euronext
stakeholders with respect to the stock consideration to be
issued, subject to due diligence and the co-operation of NYSE
Euronext
The NASDAQ OMX / ICE proposal will result in a
significant taxable event to the pro forma businesses
that will destroy shareholder value
NASDAQ OMX and ICE have studied publicly available
information regarding the NYSE/Euronext combination in 2007
and do not anticipate a significant tax cost associated with the separation of the European derivatives business in the
proposed transaction, subject to confirmation through due
diligence
Further, the DB/NYSE Euronext Combination Agreement
contemplates a restructuring of the European businesses from
U.S. to European ownership which may face similar tax issues and thus, may reflect their own view that any tax leakage is not prohibitive

Key Provisions in the DB / NYX Agreement Favor DB
ANTITRUST REVERSE
BREAK FEE
COMPETING BID AND
FAILURE TO PERFORM
FORCE THE VOTE
EXECUTION RISK
The following conditions to DB / NYSE transaction create execution risks that do not impact the proposed
NASDAQ OMX/ ICE transaction, and therefore introduce additional deal uncertainly not present in the
NASDAQ OMX/ICE transaction:
– The DB / NYSE transaction is conditioned on approval, in the form of tendering into an exchange offer, by the holders of at least 75% of the outstanding DB shares.  In contrast, the NASDAQ OMX/ICE transaction only requires approval by holders of a majority of the outstanding NASDAQ OMX and ICE shares
– The DB / NYSE transaction is conditioned on there not being any circumstances relating to NYSE
Euronext that, according to the assessment of an independent expert, has or have resulted in, or would reasonably be expected to result in, a decrease in the consolidated net revenues of NYSE Euronext of at least $300,000,000 in the 2011 financial year and/or 2012 financial year, to the extent the decrease is recurrent.  There is no similar condition in the NASDAQ OMX/ICE proposal
In the event that the DB / NYSE transaction is unable to close as a result of a failure to obtain antitrust or competition approvals, DB can walk away from the transaction without having to compensate NYSE
Euronext.  In contrast, NASDAQ OMX and ICE will share a $350 million reverse break-up fee if their transaction does not close as a result of a failure to obtain antitrust or competition approvals
The DB / NYSE agreement does not provide for a termination fee to NYSE Euronext in the event that DB receives an acquisition proposal and then breaches the agreement, thus creating a backdoor way to get out of the transaction without paying a breakup fee.  The NASDAQ OMX/ICE proposal does not give NASDAQ
OMX or ICE this loophole
The DB / NYSE agreement requires NYSE Euronext to take the DB / NYSE transaction to a stockholder vote even if NYSE receives a superior proposal that it would prefer and even if it changes its recommendation